Exhibit 99.1

July 30, 2015

INVESTOR

NEWS

Fresenius Medical Care reports

second quarter 2015 results and confirms guidance for full year 2015

•                  Second quarter performance on track to achieve full year guidance for 2015

•                  Strong year to date revenue and earnings growth

•                  International performance mainly masked by currencies in the second quarter

•                  Strong year to date cash flow generation

Second quarter 2015 key figures:

Net revenue	$4,199 million	+9%
Operating income (EBIT)	$547 million	-2%
Net income[1]	$241 million	+3%
Basic earnings per share	$0.79	+2%

First half 2015 key figures:

Net revenue	$8,159 million	+10%
Operating income (EBIT)	$1,051 million	+5%
Net income[1]	$450 million	+3%
Basic earnings per share	$1.48	+2%

Rice Powell, chief executive officer of Fresenius Medical Care stated: “Our second quarter 2015 results showed a positive underlying performance. We are pleased with our revenue and earnings growth considering the negative currency impact on our International operations in the second quarter. We have made further progress with the integration of our Care Coordination operations. Our performance is in line with our full year guidance for 2015 and we are confident to achieve our long-term targets for 2020.”

Second quarter 2015

Revenue

Net revenue for the second quarter of 2015 increased by 9% to $4,199 million (+15% at constant currency) as compared to the second quarter of 2014. Organic revenue growth

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA worldwide was 8%. Net Health Care revenue grew by 13% to $3,345 million (+18% at constant currency). The dialysis product revenue decreased by 4% to $854 million as compared to the second quarter of 2014 mainly due to negative currency developments in the International product business. On a constant currency basis the dialysis product revenue increased by 8%.

North America revenue for the second quarter of 2015 increased by 17% to $2,946 million. Organic revenue growth was 7%. Net Health Care revenue grew by 17% to $2,722 million with a same market treatment growth of 4%. Net Dialysis Care revenue increased by 6% to $2,254 million while the Care Coordination revenue increased by 149% to $468 million (organic growth of 24%). Dialysis product revenue increased by 9% to $224 million as compared to the second quarter of 2014.

International revenue decreased by 4% to $1,247 million. On a constant currency basis revenue increased by 14%. Organic revenue growth was 9%. Net Health Care revenue decreased by 1% to $623 million (+18% at constant currency). Dialysis product revenue decreased by 6% to $624 million (+10% at constant currency).

International segments:

Europe, Middle East and Africa (EMEA) revenue decreased by 15% to $668 million (+4% at constant currency). Organic revenue growth was 5%. Net Health Care revenue decreased by 17% to $309 million (+3% at constant currency). Dialysis product revenue decreased by 14% to $359 million (+5% at constant currency).

Asia-Pacific revenue increased by 22% to $376 million (+32% at constant currency). Organic revenue growth was 12%. Net Health Care revenue increased by 37% to $164 million (+55% at constant currency). Dialysis product revenue increased by 12% to $212 million (+18% at constant currency).

Latin America revenue increased by 2% to $203 million (+22% at constant currency). Organic revenue growth was 19%. Net Health Care revenue increased by 6% to $150 million (+25% at constant currency). Dialysis product revenue decreased by 8% to $53 million (+15% at constant currency).

Earnings

Operating income (EBIT) decreased by 2% from $556 million in the second quarter of 2014 to $547 million in the second quarter of 2015.

Operating income for North America for the second quarter of 2015 was $428 million, an increase of 7% as compared to the second quarter of 2014.

In the International segments, operating income for the second quarter of 2015 decreased by 11% to $217 million as compared to $243 million in the second quarter of 2014.

International segments:

Operating income for EMEA for the second quarter of 2015 was $134 million, a decrease of 20% as compared to the second quarter of 2014. Operating income for Asia-Pacific for the second quarter of 2015 was $67 million, an increase of 22% as compared to the second quarter of 2014. Operating income for Latin America for the second quarter of 2015 was $16 million, a decrease of 20% as compared to the second quarter of 2014.

Net interest expense for the second quarter of 2015 was $102 million as compared to $98 million in the second quarter of 2014 which mainly reflects the financing costs of the acquisitions made in the second half of 2014.

Income tax expense was $135 million for the second quarter of 2015, which translates into an effective tax rate of 30.4%. On an adjusted basis the tax rate for the second quarter of 2014 was 34.8%.2

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the second quarter of 2015 was $241 million, an increase of 3% compared to $234 million for the second quarter of 2014 and in line with our full year guidance for 2015.

Basic earnings per share (EPS) for the second quarter of 2015 was $0.79, an increase of 2% compared to the corresponding number for the second quarter of 2014. The weighted average number of shares outstanding for the second quarter of 2015 was approximately 304.2 million shares, compared to approximately 301.8 million shares for the second quarter

2  The tax rate in the second quarter of 2014 was influenced by a special tax impact which resulted in an expense of $18 million.

of 2014. The increase in shares outstanding resulted from stock option exercises during the second quarter of 2015.

Cash flow

In the second quarter of 2015, the company generated $385 million, representing 9.2% of revenue, in net cash provided by operating activities, compared to the corresponding figure of last year of $449 million.

A total of $214 million was spent for capital expenditures, net of disposals. Free cash flow was $171 million compared to $231 million in the second quarter of 2014.

A total of $55 million in cash was spent for acquisitions, net of divestitures. Free cash flow after investing activities was $116 million as compared to ($66) million in the second quarter of 2014.

First half 2015

Revenue and earnings

Net revenue for the first half of 2015 increased by 10% to $8,159 million (+16% at constant currency) as compared to the first half of 2014. Organic revenue growth worldwide was 8%.

Operating income (EBIT) for the first half of 2015 was $1,051 million as compared to $1,001 million in the first half of 2014. This represents an increase of 5% on a reported basis.

Net interest expense for the first half of 2015 was $204 million as compared to $195 million in the first half of 2014.

Income tax expense for the first half of 2015 was $273 million, which translates into an effective tax rate of 32.2%. On an adjusted basis the tax rate for the first half of 2014 was

32.3%.3 For the full year, the company expects the tax rate to be on the lower end of its guidance range of 33 to 34%.

For the first half of 2015, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was $450 million, up by 3% from the corresponding number of $439 million for the first half of 2014.

In the first half of 2015, basic earnings per share (EPS) was $1.48, an increase of 2% compared to the corresponding number for the first half of 2014. The weighted average number of shares outstanding during the first half of 2015 was approximately 303.9 million shares.

Cash flow

In the first half of 2015, the company generated $832 million in net cash provided by operating activities, representing 10.2% of revenue, as compared to $562 million for the same period in 2014.

A total of $411 million was spent for capital expenditures, net of disposals. Free cash flow for the first half of 2015 was $421 million as compared to $147 million in the first half of 2014.

A total of $66 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was $355 million as compared to a ($285) million in the first half of 2014.

Employees

As of June 30, 2015, Fresenius Medical Care had 102,893 employees (full-time equivalents) worldwide, compared to 94,401 employees at the end of June 2014. This increase of ~8,500 employees was mainly attributable to acquisitions as well as our continued organic growth.

3  The tax rate in the second quarter of 2014 was influenced by a special tax impact which resulted in an expense of $18 million.

Balance sheet structure

The company´s total assets of $25,410 million remained on a similar level (Dec. 31, 2014: $25,447 million). Current assets were virtually flat at $6,702 million (Dec. 31, 2014: $6,725 million). Non-current assets remained almost unchanged at $18,708 million (Dec. 31, 2014: $18,722 million). Total equity increased by 2% to $10,182 million (Dec. 31, 2014: $10,028 million). The equity ratio was 40% as compared to 39% at the end of 2014. Total debt was $9,270 million (Dec. 31, 2014: $9,532 million). As of June 30, 2015, the debt/EBITDA ratio was 3.0 (Dec. 31, 2014: 3.1).

Please refer to the attachments for a complete overview of the results for the second quarter and first half of 2015 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Outlook4 confirmed

For the 2015 outlook the company expects revenue to grow at 5-7%, which at constant currency is a growth rate of 10-12%. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by 0-5% in 2015.

The company expects to spend around $1.0 billion on capital expenditures and around $400 million on acquisitions in 2015. The debt/EBITDA ratio is expected to be around 3.0 by the end of 2015.

For the 2016 projections we expect revenue to increase around 7-10% (previously 9-12%). This is due to the fact that we expect some of the initiatives in Care Coordination operations to be delayed into the following years. The net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is still expected to grow by 15-20% (unchanged).

As disclosed in the company’s long-term target for 2020, the company expects revenue to grow at an average annual growth rate of approximately 10% and net income attributable to shareholders in the high single digits.

4  The outlook/projection provided for 2015/2016 is based on current exchange rates. Savings from the global efficiency program are included, while potential acquisitions are not. In addition the outlook reflects further operating cost investments within the Care Coordination business for future growth in line with our 2020 strategy.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter 2015 on Thursday, July 30, 2015 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which more than 2.6 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,421 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 289,610 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Please note: In 2015, we aligned the disclosure of segments to reflect changes in the way we manage our business. The former International segment is now sub-divided in EMEA (Europe, Middle East, Africa) segment, Asia-Pacific segment and Latin America segment.

Statement of earnings

	Three months ended June 30			Six months ended June 30
in US$ million, except share data, unaudited	2015	2014	Change	2015	2014	Change

Health Care revenue	3,454	3,014	14.6%	6,743	5,859	15.1%
Less: patient service bad debt provision	109	65	68.6%	216	128	68.6%
Net Health Care revenue	3,345	2,949	13.4%	6,527	5,731	13.9%
Dialysis products revenue	854	886	-3.6%	1,632	1,667	-2.2%
Total net revenue	4,199	3,835	9.5%	8,159	7,398	10.3%

Costs of revenue	2,902	2,624	10.6%	5,678	5,104	11.2%
Gross profit	1,297	1,211	7.1%	2,481	2,294	8.2%
Selling, general and administrative	723	631	14.6%	1,378	1,250	10.2%
Research and development	34	31	12.3%	65	61	7.7%
Income from equity method investees	(7)	(7)	13.9%	(13)	(18)	-29.7%
Operating income (EBIT)	547	556	-1.7%	1,051	1,001	5.0%

Interest income	(13)	(13)	2.1%	(73)	(28)	158.2%
Interest expense	115	111	3.4%	277	223	24.3%
Interest expense, net	102	98	3.6%	204	195	4.8%
Income before taxes	445	458	-2.8%	847	806	5.1%
Income tax expense	135	177	-23.6%	273	278	-1.9%
Net income	310	281	10.4%	574	528	8.7%
Less: Net income attributable to noncontrolling interests	69	47	46.7%	124	89	39.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	241	234	3.0%	450	439	2.6%

Operating income (EBIT)	547	556	-1.7%	1,051	1,001	5.0%
Depreciation and amortization	181	169	7.1%	357	336	6.2%
EBITDA	728	725	0.4%	1,408	1,337	5.3%
EBITDA margin	17.3%	18.9%		17.3%	18.1%

Weighted average number of shares
Ordinary shares	304,172,400	301,781,895		303,929,089	301,637,274

Basic earnings per share	$0.79	$0.77	2.2%	$1.48	$1.46	1.8%
Basic earnings per ADS	$0.40	$0.39	2.2%	$0.74	$0.73	1.8%

In percent of revenue
Costs of revenue	69.1%	68.4%		69.6%	69.0%
Gross profit	30.9%	31.6%		30.4%	31.0%
Operating income (EBIT)	13.0%	14.5%		12.9%	13.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.7%	6.1%		5.5%	5.9%

Segment and other information

	Three months ended June 30			Six months ended June 30
unaudited	2015	2014	Change	2015	2014	Change

Total
Revenue in US$ million	4,199	3,835	9.5%	8,159	7,398	10.3%
Operating income (EBIT) in US$ million	547	556	-1.7%	1,051	1,001	5.0%
Operating income margin in %	13.0%	14.5%		12.9%	13.5%
Delivered EBIT in US$ million	478	509	-6.1%	927	912	1.7%
Days sales outstanding (DSO)				71	73
Employees (full-time equivalents)				102,893	94,401

North America
Revenue in US$ million	2,946	2,521	16.8%	5,717	4,914	16.3%
Operating income (EBIT) in US$ million	428	401	6.9%	768	736	4.4%
Operating income margin in %	14.5%	15.9%		13.4%	15.0%
Delivered EBIT in US$ million	362	355	1.9%	649	651	-0.2%
Days sales outstanding (DSO)				51	54

U.S.
Revenue per dialysis treatment in US$	346	338	2.4%	344	339	1.5%
Cost per dialysis treatment in US$	286	277	3.1%	287	281	2.2%

International
Revenue in US$ million	1,247	1,297	-3.9%	2,427	2,458	-1.3%
Operating income (EBIT) in US$ million	217	243	-10.7%	461	423	8.8%
Operating income margin in %	17.4%	18.7%		19.0%	17.2%
Delivered EBIT in US$ million	214	242	-11.2%	456	419	8.5%
Days sales outstanding (DSO)				115	107

EMEA
Revenue in US$ million	668	790	-15.4%	1,297	1,522	-14.8%
Operating income (EBIT) in US$ million	134	168	-20.2%	275	296	-7.0%
Operating income margin in %	20.1%	21.3%		21.2%	19.5%
Delivered EBIT in US$ million	133	168	-20.4%	274	294	-7.0%
Days sales outstanding (DSO)				110	100

Asia-Pacific
Revenue in US$ million	376	309	21.9%	729	552	32.3%
Operating income (EBIT) in US$ million	67	55	21.8%	152	89	70.0%
Operating income margin in %	17.8%	17.8%		20.8%	16.2%
Delivered EBIT in US$ million	65	54	21.0%	148	87	70.2%
Days sales outstanding (DSO)				113	111

Latin America
Revenue in US$ million	203	198	2.1%	401	384	4.3%
Operating income (EBIT) in US$ million	16	20	-20.1%	34	38	-12.2%
Operating income margin in %	7.8%	9.9%		8.4%	9.9%
Delivered EBIT in US$ million	16	20	-21.2%	34	38	-12.7%
Days sales outstanding (DSO)				135	124

Corporate
Revenue in US$ million	6	17	-61.0%	15	26	-43.6%
Operating income (EBIT) in US$ million	(98)	(88)	12.4%	(178)	(158)	12.0%
Delivered EBIT in US$ million	(98)	(88)	12.4%	(178)	(158)	12.1%

Balance sheet

	June 30	December 31
in US$ million, except debt/EBITDA ratio	2015	2014
	(unaudited)	(audited)
Assets
Current assets	6,702	6,725
Goodwill and Intangible assets	13,940	13,951
Other non-current assets	4,768	4,771
Total assets	25,410	25,447

Liabilities and equity
Current liabilities	3,615	3,477
Long-term liabilities	10,753	11,117
Noncontrolling interests subject to put provisions	860	825
Total equity	10,182	10,028
Total liabilities and equity	25,410	25,447

Equity/assets ratio	40%	39%

Debt
Short-term borrowings	116	133
Short-term borrowings from related parties	58	5
Current portion of long-term debt and capital lease obligations	298	314
Long-term debt and capital lease obligations, less current portion	8,798	9,080
Total debt	9,270	9,532

Debt/EBITDA ratio	3.0	3.1

Cash flow statement

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2015	2014	2015	2014
Operating activities
Net income	310	281	574	528
Depreciation / amortization	181	169	357	336
Change in working capital and other non-cash items	(106)	(1)	(99)	(302)
Net cash provided by operating activities	385	449	832	562
In percent of revenue	9.2%	11.7%	10.2%	7.6%

Investing activities
Purchases of property, plant and equipment	(217)	(220)	(418)	(419)
Proceeds from sale of property, plant and equipment	3	2	7	4
Capital expenditures, net	(214)	(218)	(411)	(415)

Free cash flow	171	231	421	147
In percent of revenue	4.1%	6.0%	5.2%	2.0%

Acquisitions, net of cash acquired, and purchases of intangible assets	(79)	(298)	(101)	(435)
Proceeds from divestitures	24	1	35	3
Acquisitions, net of divestitures	(55)	(297)	(66)	(432)
Free cash flow after investing activities	116	(66)	355	(285)

Revenue development

in US$ million, unaudited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended June 30
Total revenue	4,199	3,835	9.5%	15.5%	7.8%
Net Health Care	3,345	2,949	13.4%	17.6%	7.4%	4.1%
Dialysis products	854	886	-3.6%	8.4%	9.3%

North America	2,946	2,521	16.8%	16.8%	7.4%
Net Health Care	2,722	2,316	17.5%	17.5%	7.2%	3.9%
Thereof Net Care Coordination revenue	468	188	148.7%	148.7%	23.9%
Thereof Net Dialysis Care revenue	2,254	2,128	5.9%	5.9%	5.8%	3.9%
Dialysis products	224	205	9.5%	9.5%	9.5%

International	1,247	1,297	-3.9%	13.7%	8.8%
Net Health Care	623	633	-1.5%	17.8%	8.2%	4.7%
Dialysis products	624	664	-6.2%	9.7%	9.3%

EMEA	668	790	-15.4%	4.4%	4.9%
Net Health Care	309	371	-16.9%	3.4%	4.3%	3.8%
Dialysis products	359	419	-14.2%	5.3%	5.4%

Asia-Pacific	376	309	21.9%	32.1%	12.5%
Net Health Care	164	120	37.4%	54.8%	5.4%	3.3%
Dialysis products	212	189	12.1%	17.7%	15.8%

Latin America	203	198	2.1%	21.9%	18.9%
Net Health Care	150	142	6.1%	24.5%	20.2%	6.8%
Dialysis products	53	56	-7.8%	15.2%	15.5%

Corporate	6	17	-61.0%	-51.7%

Six months ended June 30
Total revenue	8,159	7,398	10.3%	16.0%	7.7%
Net Health Care	6,527	5,731	13.9%	17.9%	7.1%	4.0%
Dialysis products	1,632	1,667	-2.2%	9.4%	9.6%

North America	5,717	4,914	16.3%	16.3%	6.9%
Net Health Care	5,293	4,517	17.2%	17.2%	6.9%	3.8%
Thereof Net Care Coordination revenue	902	337	167.3%	167.3%	30.7%
Thereof Net Dialysis Care revenue	4,391	4,180	5.1%	5.1%	5.0%	3.8%
Dialysis products	424	397	6.9%	6.9%	6.9%

International	2,427	2,458	-1.3%	15.8%	9.3%
Net Health Care	1,234	1,214	1.7%	20.7%	7.9%	4.5%
Dialysis products	1,193	1,244	-4.1%	11.1%	10.6%

EMEA	1,297	1,522	-14.8%	4.5%	4.9%
Net Health Care	610	729	-16.3%	3.5%	4.3%	4.0%
Dialysis products	687	793	-13.4%	5.4%	5.4%

Asia-Pacific	729	552	32.3%	42.5%	14.9%
Net Health Care	328	207	58.2%	76.6%	5.5%	3.0%
Dialysis products	401	345	16.6%	21.8%	19.7%

Latin America	401	384	4.3%	22.6%	18.9%
Net Health Care	296	278	6.6%	24.0%	18.7%	6.4%
Dialysis products	105	106	-1.8%	18.9%	19.5%

Corporate	15	26	-43.6%	-30.8%

1 same market treatment  growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Additional information North America Segment

	Three months ended June 30			Six months ended June 30
unaudited	2015	2014	Change	2015	2014	Change

Care Coordination
Net revenue in US$ million	468	188	148.7%	902	337	167.3%
Operating income (EBIT) in US$ million	37	17	113.1%	52	30	73.7%
Operating income margin in %	7.8%	9.1%		5.8%	8.9%
Delivered EBIT in US$ million	24	14	67.5%	30	25	20.4%

Dialysis
Net revenue in US$ million	2,478	2,333	6.2%	4,815	4,577	5.2%
Operating income (EBIT) in US$ million	391	384	2.1%	716	706	1.4%
Operating income margin in %	15.8%	16.4%		14.9%	15.4%
Delivered EBIT in US$ million	338	341	-0.9%	619	626	-1.0%

Key metrics Dialysis Care Services

	Six months ended June 30, 2015
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,421	3%	71	289,610	3%	21,907,899	6%

North America	2,205	2%	52	177,718	2%	13,527,268	4%

EMEA	648	2%	13	53,546	1%	4,023,243	1%
Asia-Pacific	320	3%	4	26,024	4%	1,862,018	32%
Latin America	248	7%	2	32,322	10%	2,495,370	10%

Key metrics Care Coordination

	Six months ended June 30, 2015
unaudited	2015	2014	Growth in%
North America
Member months under medical cost management	34,995	6,470	441%
Medical cost under management (in US$ million)	371	55	570%
Care Coordination patient encounters	2,542,309	188,402	1249%

Restated numbers excluding Care Coordination (U.S.)5

	2015		2014
in US$, unaudited	Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue per dialysis treatment	346	341	342	346	342	338	339
Cost per dialysis treatment	286	288	280	277	280	277	285

5Restated numbers for previous quarters, for Care Coordination.

Member months under medical cost management

Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs (“Member Months”). An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination Patient Encounters is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc (“Sound”), MedSpring Urgent Care (“MedSpring”), Fresenius Vascular Care, and National Cardiovascular Partners (“NCP”) as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program.

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q2 2015	Q1 2015	Q2 2015	Q1 2015	Q2 2015	Q1 2015	Q2 2015	Q4 2014

Clinical Performance
Single Pool Kt/v > 1.2	97	97	96	96	97	80	97	97
No catheter (> 90 days)	83	85	82	83	83	82	91	92
Hemoglobin = 10-12 g/dl	72	72	77	76	55	50	58	59
Hemoglobin = 10-13 g/dl	77	77	77	76	69	65	66	67
Albumin > 3.5 g/dl1)	82	83	91	91	89	89	90	91
Phosphate < 5.5 mg/dl	64	64	76	79	76	74	69	68
Calcium = 8.4-10.2 mg/dl	83	84	75	75	76	76	75	75
Hospitalization days	8.7	9.0	9.6	9.6	3.4	3.2	4.1	4.2

Demographics
Average age (in years)	62	62	65	65	59	58	64	64
Average time on dialysis (in years)	4.1	4.1	5.5	5.5	5.0	4.9	4.9	4.8
Average body weight (in kg)	82	82	72	72	67	68	61	60
Prevalence of diabetes (in%)	61	60	29	29	25	19	40	40

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended June 30		Six months ended June 30
in US$ million, unaudited	2015	2014	2015	2014
Delivered EBIT reconciliation
Total
Operating income (EBIT)	547	556	1,051	1,001
less noncontrolling interests	(69)	(47)	(124)	(89)
Delivered EBIT	478	509	927	912

North America
Operating income (EBIT)	428	401	768	736
less noncontrolling interests	(66)	(46)	(119)	(85)
Delivered EBIT	362	355	649	651

Care Coordination
Operating income (EBIT)	37	17	52	30
less noncontrolling interests	(13)	(3)	(22)	(5)
Delivered EBIT	24	14	30	25

Dialysis
Operating income (EBIT)	391	384	716	706
less noncontrolling interests	(53)	(43)	(97)	(80)
Delivered EBIT	338	341	619	626

International
Operating income (EBIT)	217	243	461	423
less noncontrolling interests	(3)	(1)	(5)	(4)
Delivered EBIT	214	242	456	419

EMEA
Operating income (EBIT)	134	168	275	296
less noncontrolling interests	(1)	—	(1)	(2)
Delivered EBIT	133	168	274	294

Asia-Pacific
Operating income (EBIT)	67	55	152	89
less noncontrolling interests	(2)	(1)	(4)	(2)
Delivered EBIT	65	54	148	87

Latin America
Operating income (EBIT)	16	20	34	38
less noncontrolling interests	—	—	—	—
Delivered EBIT	16	20	34	38

Corporate
Operating income (EBIT)	(98)	(88)	(178)	(158)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(98)	(88)	(178)	(158)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA			1,408	1,337
Interest expense, net			(204)	(195)
Income tax expense			(273)	(278)
Change in working capital and other non-cash items			(99)	(302)
Net cash provided by operating activities			832	562

Annualized EBITDA2)
Operating income (EBIT)			2,325	2,220
Depreciation and amortization			723	669
Non-cash charges			69	51
Annualized EBITDA			3,117	2,940

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA: including largest acquisitions.

Disclosure Changes

Old	New

1.) Segment reporting

Total	Total	Plus delivered EBIT
Revenue	Revenue
Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Days sales outstanding (DSO)	Days sales outstanding (DSO)
Employees (full-time equivalents)	Employees (full-time equivalents)

North America	North America
Revenue	Revenue	Changes in data in North America (no revenue & cost per treatment, but delivered EBIT)
Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Revenue per treatment	./.
Cost per treatment	./.
Days sales outstanding	Days sales outstanding (DSO)

U.S.	U.S.	Now revenue/tmt only reflecting the dialysis treatments
Revenue per treatment	Revenue per dialysis treatment
Cost per treatment	Cost per dialysis treatment

International	EMEA
Revenue	Revenue

The segment International is now sub-divided into the segments EMEA, Asia-Pacific and Latin America (excluding revenue per treatment, including delivered EBIT) to reflect changes in the way we manage our business.

Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Days sales outstanding (DSO)	Days sales outstanding (DSO)
Revenue per treatment	./.

Asia-Pacific
Revenue
Operating income (EBIT)
Operating income margin
Delivered EBIT
Days sales outstanding (DSO)

Latin America
Revenue
Operating income (EBIT)
Operating income margin
Delivered EBIT
Days sales outstanding (DSO)

Corporate	Corporate
Revenue	Revenue	Plus delivered EBIT so that delivered EBIT adds up
Operating income	Operating income (EBIT)
./.	Delivered EBIT

2.) Additional information North America Segment

North America	North America
Dialysis products revenue	Dialysis products revenue	Further breakdown of revenue, operating income (EBIT) and delivered EBIT into Care Coordination and Dialysis
Net Health Care revenue	Net Health Care revenue
-Thereof Care Coordination revenue	-Thereof Net Care Coordination revenue
-Thereof Net Dialysis Care revenue	-Thereof Net Dialysis Care revenue

./.	Net Care Coordination revenue
./.	Net Dialysis revenue

Operating income (EBIT)	Operating income (EBIT)
./.	-Care Coordination operating income (EBIT)
./.	-Dialysis operating income (EBIT)

Operating income margin	Operating income margin
./.	-Care Coordination operating income margin
./.	-Dialysis operating income margin

./.	Delivered EBIT
./.	-Care Coordination delivered EBIT
./.	-Dialysis delivered EBIT

3.) North America Care Coordination - new business metrics

./.	Member months under medical cost management	New business metrics that we think reflect the development of Care Coordination most appropriate
./.	Medical cost under management (in US$)
./.	Care Coordination patient encounters (in US$)

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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